Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NETEASE, INC.

網易股份有限公司

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

ANNOUNCEMENT OF THE SECOND QUARTER 2026 RESULTS AND

INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

The Board is pleased to announce the unaudited consolidated results of the Group for the three months and six months ended June 30, 2026. The Group’s unaudited consolidated financial information has been prepared in accordance with U.S. GAAP and reviewed by the audit committee of the Board.

In this results announcement, “we”, “us”, and “our” refer to the Company and where the context otherwise requires, the Group.

“Our robust performance in the first half of 2026 reflects players’ growing enthusiasm for both our newly launched and established games, underscoring our ability to create distinctive and refreshing experiences with lasting appeal,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “As we continue to strengthen both our live game operations and new title pipeline, we are sharpening our focus on original gameplay, cutting-edge technology and deeper global reach to support our enduring growth.

“Looking ahead, we will remain committed to creating original content that shapes industry trends, building evergreen franchises, and cultivating vibrant communities that sustain player engagement. Backed by disciplined execution and an expanding global presence, we aim to keep pushing creative boundaries, delivering exceptional gaming experiences and creating long-term value for our players, partners and shareholders,” Mr. Ding concluded.

FINANCIAL HIGHLIGHTS

Second Quarter 2026 Financial Highlights

•	Net revenues were RMB30.1 billion (US$4.4 billion), an increase of 7.9% compared with the same quarter of 2025.

•	Games and related value-added services net revenues were RMB25.0 billion (US$3.7 billion), an increase of 9.7% compared with the same quarter of 2025.

•	Youdao net revenues were RMB1.5 billion (US$216.2 million), an increase of 3.5% compared with the same quarter of 2025.

•	NetEase Cloud Music net revenues were RMB2.0 billion (US$291.4 million), which was relatively stable compared with the same quarter of 2025.

•	Innovative businesses and others net revenues were RMB1.6 billion (US$241.6 million), a decrease of 3.5% compared with the same quarter of 2025.

•	Gross profit was RMB21.2 billion (US$3.1 billion), an increase of 17.5% compared with the same quarter of 2025.

•	Total operating expenses were RMB9.1 billion (US$1.3 billion), an increase of 1.5% compared with the same quarter of 2025.

•	Net income attributable to the Company’s shareholders was RMB7.0 billion (US$1.0 billion). Non-GAAP net income attributable to the Company’s shareholders was RMB7.7 billion (US$1.1 billion).[1]

•	Basic net income per share was US$0.32 (US$1.61 per ADS). Non-GAAP basic net income per share was US$0.36 (US$1.78 per ADS).[1]

[1] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per share and per ADS are defined to exclude share-based compensation expenses. See the unaudited reconciliation of GAAP and non-GAAP results within this announcement.

Six Months Ended June 30, 2026 Financial Highlights

•	Net revenues were RMB60.7 billion (US$8.9 billion), an increase of 7.0% compared with the same period of 2025.

•	Games and related value-added services net revenues were RMB50.7 billion (US$7.5 billion), an increase of 8.3% compared with the same period of 2025.

•	Youdao net revenues were RMB2.8 billion (US$414.9 million), an increase of 3.6% compared with the same period of 2025.

•	NetEase Cloud Music net revenues were RMB4.0 billion (US$583.4 million), an increase of 3.4% compared with the same period of 2025.

•	Innovative businesses and others net revenues were RMB3.2 billion (US$469.9 million), a decrease of 4.0% compared with the same period of 2025.

•	Gross profit was RMB42.4 billion (US$6.3 billion), an increase of 16.2% compared with the same period of 2025.

•	Total operating expenses were RMB17.7 billion (US$2.6 billion), an increase of 3.9% compared with the same period of 2025.

•	Net income attributable to the Company’s shareholders was RMB17.7 billion (US$2.6 billion). Non-GAAP net income attributable to the Company’s shareholders was RMB19.0 billion (US$2.8 billion). [1]

•	Basic net income per share was US$0.81 (US$4.06 per ADS). Non-GAAP basic net income per share was US$0.88 (US$4.38 per ADS).[1]

BUSINESS OVERVIEW

We continue to drive innovation across both newly launched and established titles, while further advancing our pipeline of titles in development.

Below are some recent highlights from our key products and services:

Games and related value-added services

The Fantasy Westward Journey franchise, Identity V, Eggy Party, Sword of Justice and Where Winds Meet sustained solid momentum through ongoing content updates, gameplay innovation and vibrant community activities.

[1] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non- GAAP basic and diluted net income per share and per ADS are defined to exclude share-based compensation expenses. See the unaudited reconciliation of GAAP and non-GAAP results within this announcement.

We also advanced our global strategy and enhanced player engagement through strong live operations. For example, Where Winds Meet and Marvel Rivals further broadened their international reach with a steady stream of fresh content and community-focused initiatives in various markets including North America and Europe.

With respect to our pipeline of new titles, Sea of Remnants launched in China in July 2026, while development of Ananta and Blood Message remained on track, strengthening our innovative pipeline across diverse genres, gameplay and markets.

Youdao

Youdao advanced its AI-native strategy and deepened AI-driven innovation across its ecosystem. In the second quarter, it launched the large language model, Confucius 4, which delivers leading mathematical reasoning capabilities at lower inference costs compared to its previous version. Youdao also advanced its AI agent capabilities toward the autonomous execution of complex work and learning tasks.

NetEase Cloud Music

NetEase Cloud Music further developed its music-centric ecosystem by nurturing its distinctive community and enriching its differentiated content offering with original music, thereby driving stronger community engagement. It also further improved music-oriented monetization through continued growth in subscription-based memberships.

Innovative businesses and others

Innovative businesses and others remained focused on sustainable development and efficient operations, with Yanxuan maintaining leading positions on major e-commerce platforms in China across its key categories, including pet food, home scents and home goods.

FINANCIAL REVIEW

Second Quarter 2026 Financial Results

Net Revenues

Net revenues for the second quarter of 2026 were RMB30.1 billion (US$4.4 billion), compared with RMB30.6 billion and RMB27.9 billion for the preceding quarter and the same quarter of 2025, respectively.

Net revenues from games and related value-added services were RMB25.0 billion (US$3.7 billion) for the second quarter of 2026, compared with RMB25.7 billion and RMB22.8 billion for the preceding quarter and the same quarter of 2025, respectively. Net revenues from the operation of online games accounted for approximately 97.7% of the segment’s net revenues for the second quarter of 2026, compared with 97.5% and 97.1% for the preceding quarter and the same quarter of 2025, respectively. The quarter-over-quarter decrease was mainly due to a slight decline in net revenues from certain self-developed and licensed games. The year-over-year increase was attributable to higher net revenues from self-developed games, such as the Fantasy Westward Journey franchise and Where Winds Meet.

Net revenues from Youdao were RMB1.5 billion (US$216.2 million) for the second quarter of 2026, compared with RMB1.3 billion and RMB1.4 billion for the preceding quarter and the same quarter of 2025, respectively. The quarter-over-quarter and year-over-year increases were mainly attributable to higher net revenues from its learning services.

Net revenues from NetEase Cloud Music were RMB2.0 billion (US$291.4 million) for the second quarter of 2026, remaining stable compared with the preceding quarter and the same quarter of 2025.

Net revenues from innovative businesses and others were RMB1.6 billion (US$241.6 million) for the second quarter of 2026, compared with RMB1.5 billion and RMB1.7 billion for the preceding quarter and the same quarter of 2025, respectively. The quarter-over-quarter increase was mainly attributable to higher net revenues from e-commerce business and several other businesses included within the segment. The year-over-year decrease was mainly due to decreased net revenues from the e-commerce business.

Cost of Revenues

Cost of revenues for the second quarter of 2026 was RMB8.9 billion (US$1.3 billion), compared with RMB9.4 billion and RMB9.8 billion for the preceding quarter and the same quarter of 2025, respectively. The quarter-over-quarter decrease was mainly due to lower revenue-sharing costs. The year-over-year decrease was mainly due to lower revenue-sharing and product costs.

Gross Profit

Gross profit for the second quarter of 2026 was RMB21.2 billion (US$3.1 billion), compared with RMB21.2 billion and RMB18.1 billion for the preceding quarter and the same quarter of 2025, respectively.

Operating Expenses

Total operating expenses for the second quarter of 2026 were RMB9.1 billion (US$1.3 billion), compared with RMB8.6 billion and RMB9.0 billion for the preceding quarter and the same quarter of 2025, respectively. The quarter-over-quarter increase was primarily due to increased marketing expenditures, staff-related costs and research and development expenditures. The year-over-year increase was primarily due to increased research and development expenditures.

Other Income/(Expenses)

Other income/(expenses) consisted of net investment income/(loss), interest income, net exchange gains/(losses) and others. The quarter-over-quarter and year-over-year fluctuations in other income/(expenses) were mainly due to a decline in the fair value of equity security investments and impairment provisions made during the second quarter of 2026.

Income Tax

The Group recorded a net income tax charge of RMB2.5 billion (US$362.4 million) for the second quarter of 2026, compared with RMB2.5 billion and RMB1.6 billion for the preceding quarter and the same quarter of 2025, respectively. The effective tax rate for the second quarter of 2026 was 25.5%, compared with 18.9% and 14.7% for the preceding quarter and the same quarter of 2025, respectively. The effective tax rate represents certain estimates by the Group as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB7.0 billion (US$1.0 billion) for the second quarter of 2026, compared with RMB10.7 billion and RMB8.6 billion for the preceding quarter and the same quarter of 2025, respectively.

Basic net income was US$0.32 per share (US$1.61 per ADS) for the second quarter of 2026, compared with US$0.49 per share (US$2.46 per ADS) and US$0.40 per share (US$1.99 per ADS) for the preceding quarter and the same quarter of 2025, respectively.

Non-GAAP net income attributable to the Company’s shareholders totaled RMB7.7 billion (US$1.1 billion) for the second quarter of 2026, compared with RMB11.3 billion and RMB9.5 billion for the preceding quarter and the same quarter of 2025, respectively.

Non-GAAP basic net income was US$0.36 per share (US$1.78 per ADS) for the second quarter of 2026, compared with US$0.52 per share (US$2.60 per ADS) and US$0.44 per share (US$2.20 per ADS) for the preceding quarter and the same quarter of 2025, respectively.

Six Months Ended June 30, 2026 Financial Results

Net Revenues

Net revenues for the six months ended June 30, 2026 were RMB60.7 billion (US$8.9 billion), compared with RMB56.7 billion for the same period of 2025.

Net revenues from games and related value-added services were RMB50.7 billion (US$7.5 billion) for the six months ended June 30, 2026, compared with RMB46.9 billion for the same period of 2025. Net revenues from the operation of online games accounted for approximately 97.6% of the segment’s net revenues for the six months ended June 30, 2026, compared with approximately 97.3% for the same period of 2025. The increase was attributable to higher net revenues from self-developed games, such as the Fantasy Westward Journey franchise, Where Winds Meet and Eggy Party.

Net revenues from Youdao were RMB2.8 billion (US$414.9 million) for the six months ended June 30, 2026, compared with RMB2.7 billion for the same period of 2025. The increase was mainly attributable to higher net revenues from its learning services and online marketing services, partially offset by a decrease in net revenues from smart devices.

Net revenues from NetEase Cloud Music were RMB4.0 billion (US$583.4 million) for the six months ended June 30, 2026, compared with RMB3.8 billion for the same period of 2025. The increase was mainly attributable to higher net revenues from online music services, driven by growth in sales of membership subscriptions.

Net revenues from innovative businesses and others were RMB3.2 billion (US$469.9 million) for the six months ended June 30, 2026, compared with RMB3.3 billion for the same period of 2025. The decrease was mainly due to a decline in net revenues from the e-commerce business.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2026 was RMB18.3 billion (US$2.7 billion), compared with RMB20.2 billion for the same period of 2025. The decrease was mainly due to lower revenue-sharing and product costs.

Gross Profit

Gross profit for the six months ended June 30, 2026 was RMB42.4 billion (US$6.3 billion), compared with RMB36.5 billion for the same period of 2025.

Operating Expenses

Total operating expenses for the six months ended June 30, 2026 were RMB17.7 billion (US$2.6 billion), compared with RMB17.0 billion for the same period of 2025. The increase was primarily attributable to higher marketing and research and development expenditures for games and related value-added services.

Other Income/(Expenses)

Other income/(expenses) consisted of net investment income/(loss), interest income, net exchange gains/(losses) and others. The fluctuation in other income/(expenses) was mainly due to a decline in the fair value of equity security investments, increased net exchange losses, and impairment provisions made during the six months ended June 30, 2026.

Income Tax

The Group recorded a net income tax charge of RMB5.0 billion (US$734.3 million) for the six months ended June 30, 2026, compared with RMB3.5 billion for the same period of 2025. The effective tax rate for the six months ended June 30, 2026 was 21.7%, compared with 15.0% for the same period of 2025. The effective tax rate represents certain estimates by the Group as to the tax obligations and benefits applicable to it in each period.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB17.7 billion (US$2.6 billion) for the six months ended June 30, 2026, compared with RMB18.9 billion for the same period of 2025.

Basic net income was US$0.81 per share (US$4.06 per ADS) for the six months ended June 30, 2026, compared with US$0.88 per share (US$4.38 per ADS) for the same period of 2025.

Non-GAAP net income attributable to the Company’s shareholders totaled RMB19.0 billion (US$2.8 billion) for the six months ended June 30, 2026, compared with RMB20.8 billion for the same period of 2025.

Non-GAAP basic net income was US$0.88 per share (US$4.38 per ADS) for the six months ended June 30, 2026, compared with US$0.96 per share (US$4.81 per ADS) for the same period of 2025.

OTHER FINANCIAL INFORMATION

As of June 30, 2026, the Company’s net cash (total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus loans) totaled RMB167.5 billion (US$24.7 billion), compared with RMB163.5 billion as of December 31, 2025. Net cash provided by operating activities was RMB10.0 billion (US$1.5 billion) for the second quarter of 2026, compared with RMB13.7 billion and RMB10.9 billion for the preceding quarter and the second quarter of 2025, respectively.

EXCHANGE RATE INFORMATION

The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

The conversion of Renminbi (RMB) into US$ is based on the noon buying rate of US$1.00 = RMB6.7851 on the last trading day of June 2026 (June 30, 2026) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2026, or at any other certain date.

CONFERENCE CALL

NetEase’s management team will host a teleconference call with a simultaneous webcast at 8:00 a.m. Eastern Time on Thursday, August 20, 2026 (Beijing/Hong Kong Time: 8:00 p.m., Thursday, August 20, 2026). NetEase’s management will be on the call to discuss the results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10056362, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-855-883-1031 and entering PIN: 10056362. The replay will be available through August 27, 2026.

This call will be webcast live, and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

ABOUT NETEASE, INC.

NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is a leading internet and game services provider centered around premium content. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of the most popular and longest-running mobile and PC games available in China and globally.

Powered by one of the largest in-house game R&D teams focused on mobile, PC and console, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture, and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), an intelligent learning and advertising solutions provider, and NetEase Cloud Music (HKEX: 9899), a well-known online music platform featuring a vibrant content community, as well as Yanxuan, NetEase’s private-label consumer lifestyle brand.

For more information, please visit: http://ir.netease.com/.

Contact for Media and Investors:

Email: ir@service.netease.com

FORWARD-LOOKING STATEMENTS

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in regulatory environment in the markets where NetEase operates, including policy or rule changes on taxation; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; risks related to evolving economic cycles and geopolitical tensions, including the direct or indirect impacts of national trade, investment, protectionist, tax or other laws or policies as well as export controls and economic or trade sanctions; risks related to the expansion of NetEase’s businesses and operations internationally; risks associated with cybersecurity threats or incidents; and fluctuations in foreign currency exchange rates that could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that this non-GAAP financial measure provides useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense/income that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

The unaudited reconciliation of GAAP and non-GAAP results is set out as follows in RMB and US$ (in thousands, except per share data or per ADS data):

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the Company’s shareholders	8,601,010	10,674,106	6,980,656	1,028,821	18,902,167	17,654,762	2,601,989
Add: Share-based compensation	930,921	600,718	766,058	112,903	1,866,491	1,366,776	201,438
Non-GAAP net income attributable to the Company’s shareholders	9,531,931	11,274,824	7,746,714	1,141,724	20,768,658	19,021,538	2,803,427

Non-GAAP net income per share
Basic	2.99	3.53	2.42	0.36	6.53	5.94	0.88
Diluted	2.96	3.49	2.40	0.35	6.46	5.90	0.87

Non-GAAP net income per ADS
Basic	14.95	17.63	12.09	1.78	32.64	29.72	4.38
Diluted	14.81	17.46	12.02	1.77	32.32	29.49	4.35

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	47,167,904	22,814,542	3,362,447
Time deposits	92,639,378	101,978,645	15,029,792
Restricted cash	4,319,344	4,447,483	655,478
Accounts receivable, net	5,337,819	5,746,080	846,867
Inventories	689,183	511,896	75,444
Prepayments and other current assets, net	7,658,346	5,965,371	879,188
Short-term investments	22,803,503	50,599,638	7,457,464
Total current assets	180,615,477	192,063,655	28,306,680

Non-current assets:
Property, equipment and software, net	8,425,327	8,180,276	1,205,623
Land use rights, net	4,047,355	3,982,017	586,877
Deferred tax assets	2,831,423	2,695,809	397,313
Time deposits	2,995,000	260,000	38,319
Restricted cash	3,893	3,775	556
Long-term investments	18,462,883	21,336,343	3,144,588
Other long-term assets	4,033,702	3,686,261	543,287
Total non-current assets	40,799,583	40,144,481	5,916,563

Total assets	221,415,060	232,208,136	34,223,243

Liabilities, Redeemable noncontrolling interests and Shareholders’ equity
Current liabilities:
Accounts payable	643,164	702,263	103,501
Salary and welfare payables	4,889,708	3,764,789	554,861
Taxes payable	3,874,143	3,720,498	548,334
Short-term loans	6,384,417	12,604,170	1,857,625
Contract liabilities	20,514,540	19,297,191	2,844,054
Accrued liabilities and other payables	16,062,984	15,529,221	2,288,724
Total current liabilities	52,368,956	55,618,132	8,197,099

Non-current liabilities:
Deferred tax liabilities	2,637,258	3,727,316	549,338
Other long-term liabilities	1,304,837	1,300,994	191,742
Total non-current liabilities	3,942,095	5,028,310	741,080

Total liabilities	56,311,051	60,646,442	8,938,179

Redeemable noncontrolling interests	91,319	94,938	13,992

Shareholders’ equity:
Ordinary shares	2,631	2,632	388
Additional paid-in capital	9,837,460	8,781,946	1,294,299
Treasury stock	(1,518,573)	(1,617,961)	(238,458)
Statutory reserves	2,457,371	2,457,371	362,172
Accumulated other comprehensive loss	(237,770)	(1,644,123)	(242,314)
Retained earnings	149,755,000	159,110,675	23,450,011
NetEase, Inc.’s shareholders’ equity	160,296,119	167,090,540	24,626,098
Noncontrolling interests	4,716,571	4,376,216	644,974
Total equity	165,012,690	171,466,756	25,271,072

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	221,415,060	232,208,136	34,223,243

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(in thousands except per share data or per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	27,891,664	30,591,281	30,106,546	4,437,156	56,720,209	60,697,827	8,945,753
Cost of revenues	(9,839,182)	(9,374,209)	(8,889,221)	(1,310,109)	(20,188,321)	(18,263,430)	(2,691,697)
Gross profit	18,052,482	21,217,072	21,217,325	3,127,047	36,531,888	42,434,397	6,254,056
Operating expenses:
Selling and marketing expenses	(3,578,174)	(3,441,485)	(3,678,809)	(542,189)	(6,273,771)	(7,120,294)	(1,049,401)
General and administrative expenses	(1,056,578)	(636,597)	(805,268)	(118,682)	(2,012,915)	(1,441,865)	(212,505)
Research and development expenses	(4,356,646)	(4,482,157)	(4,643,910)	(684,428)	(8,742,959)	(9,126,067)	(1,345,016)
Total operating expenses	(8,991,398)	(8,560,239)	(9,127,987)	(1,345,299)	(17,029,645)	(17,688,226)	(2,606,922)
Operating profit	9,061,084	12,656,833	12,089,338	1,781,748	19,502,243	24,746,171	3,647,134
Other income/(expenses):
Investment income/(loss), net	328,444	5,472	(2,953,671)	(435,317)	1,021,195	(2,948,199)	(434,511)
Interest income, net	953,490	890,267	863,201	127,220	2,014,376	1,753,468	258,429
Exchange gains/(losses), net	114,037	(622,108)	(436,492)	(64,331)	115,840	(1,058,600)	(156,018)
Other, net	192,167	438,978	62,858	9,264	447,482	501,836	73,961
Income before tax	10,649,222	13,369,442	9,625,234	1,418,584	23,101,136	22,994,676	3,388,995
Income tax	(1,560,757)	(2,523,838)	(2,458,674)	(362,364)	(3,465,900)	(4,982,512)	(734,331)
Net income	9,088,465	10,845,604	7,166,560	1,056,220	19,635,236	18,012,164	2,654,664
Accretion of redeemable noncontrolling interests	(1,051)	(1,104)	(1,087)	(160)	(2,100)	(2,191)	(323)
Net income attributable to noncontrolling interests	(486,404)	(170,394)	(184,817)	(27,239)	(730,969)	(355,211)	(52,352)
Net income attributable to the Company’s shareholders	8,601,010	10,674,106	6,980,656	1,028,821	18,902,167	17,654,762	2,601,989

Net income	9,088,465	10,845,604	7,166,560	1,056,220	19,635,236	18,012,164	2,654,664
Other comprehensive income
Foreign currency translation adjustment	(389,857)	(728,683)	(770,419)	(113,546)	(628,819)	(1,499,102)	(220,940)
Total comprehensive income	8,698,608	10,116,921	6,396,141	942,674	19,006,417	16,513,062	2,433,724
Comprehensive income attributable to noncontrolling interests	(470,857)	(121,843)	(140,619)	(20,725)	(690,158)	(262,462)	(38,682)
Comprehensive income attributable to the Company’s shareholders	8,227,751	9,995,078	6,255,522	921,949	18,316,259	16,250,600	2,395,042

Net income per share
Basic	2.70	3.34	2.18	0.32	5.94	5.52	0.81
Diluted	2.67	3.31	2.17	0.32	5.88	5.47	0.81

Net income per ADS
Basic	13.49	16.69	10.90	1.61	29.71	27.58	4.06
Diluted	13.36	16.53	10.83	1.60	29.41	27.37	4.03

Weighted average number of ordinary shares used in calculating net income per share
Basic	3,188,634	3,198,123	3,203,046	3,203,046	3,181,307	3,200,598	3,200,598
Diluted	3,214,681	3,227,325	3,221,637	3,221,637	3,210,563	3,224,495	3,224,495

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net income	9,088,465	10,845,604	7,166,560	1,056,220	19,635,236	18,012,164	2,654,664
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	428,427	430,583	439,439	64,765	909,188	870,022	128,225
Fair value changes of equity security, other investments and financial instruments	55,715	1,117,717	2,023,477	298,224	(502,784)	3,141,194	462,955
Impairment losses on investments	161,463	344,871	1,281,917	188,931	250,534	1,626,788	239,759
Share-based compensation cost	946,395	616,180	781,656	115,202	1,898,267	1,397,836	206,015
Allowance for expected credit losses	153,179	6,719	1,309	193	169,950	8,028	1,183
Gains on disposal of property, equipment and software	(30,920)	(565)	(13,983)	(2,061)	(10,627)	(14,548)	(2,144)
Unrealized exchange (gains)/losses	(165,662)	643,942	487,982	71,920	(194,115)	1,131,924	166,825
(Gains)/losses on disposal of long-term investments	(141,078)	(1,071,442)	5,550	818	(129,403)	(1,065,892)	(157,093)
Deferred income taxes	(853,764)	532,257	693,742	102,245	(525,492)	1,225,999	180,690
Share of results on equity method investees	13,479	442,575	96,645	14,244	(5,189)	539,220	79,471
Fair value changes of short-term investments	(344,604)	(385,395)	(372,234)	(54,861)	(546,213)	(757,629)	(111,661)
Changes in operating assets and liabilities:
Accounts receivable	953,295	(1,188,837)	726,762	107,111	(135,665)	(462,075)	(68,101)
Inventories	(73,944)	143,099	34,048	5,018	(20,171)	177,147	26,108
Prepayments and other assets	583,484	116,152	(16,816)	(2,478)	288,306	99,336	14,640
Accounts payable	119,644	134,445	(105,340)	(15,525)	(28,432)	29,105	4,290
Salary and welfare payables	920,662	(2,253,559)	1,107,729	163,259	(1,164,449)	(1,145,830)	(168,874)
Taxes payable	(764,372)	1,895,324	(2,038,642)	(300,459)	1,031,751	(143,318)	(21,122)
Contract liabilities	(718,719)	1,384,445	(2,511,144)	(370,097)	1,807,479	(1,126,699)	(166,055)
Accrued liabilities and other payables	530,718	(21,044)	184,272	27,158	240,344	163,228	24,057
Net cash provided by operating activities	10,861,863	13,733,071	9,972,929	1,469,827	22,968,515	23,706,000	3,493,832

Cash flows from investing activities:
Purchase of property, equipment and software	(189,842)	(312,148)	(18,785)	(2,769)	(643,913)	(330,933)	(48,774)
Proceeds from sale of property, equipment and software	21,499	1,673	14,539	2,143	22,835	16,212	2,389
Purchase of intangible assets, content and licensed copyrights	(313,349)	(290,019)	(61,554)	(9,072)	(612,120)	(351,573)	(51,815)
Net changes of short-term investments with terms of three months or less	776,428	(15,766,308)	(1,594,496)	(235,000)	(5,362,128)	(17,360,804)	(2,558,666)
Purchase of short-term investments with terms over three months and debt securities	(5,800,000)	(5,885,000)	(12,851,707)	(1,894,107)	(8,770,000)	(18,736,707)	(2,761,449)
Proceeds from maturities of short-term investments with terms over three months	5,745,454	4,861,483	3,515,814	518,167	8,454,055	8,377,297	1,234,661
Investment in equity method investees	(100,986)	(94,021)	(3,040,753)	(448,152)	(155,089)	(3,134,774)	(462,009)
Investment in other equity investments	(2,640,655)	(3,110,374)	(453,871)	(66,892)	(2,677,518)	(3,564,245)	(525,304)
Proceeds from disposal of long-term investments	784,855	1,353,947	50,733	7,477	862,283	1,404,680	207,024
Placement/rollover of matured time deposits	(27,980,605)	(30,608,133)	(50,216,128)	(7,400,941)	(77,582,412)	(80,824,261)	(11,912,022)
Proceeds from maturities of time deposits	33,617,510	42,018,869	30,056,765	4,429,819	77,543,992	72,075,634	10,622,634
Change in other long-term assets	(27,367)	65,909	(58,891)	(8,679)	(28,045)	7,018	1,034
Net cash provided by/(used in) investing activities	3,892,942	(7,764,122)	(34,658,334)	(5,108,006)	(8,948,060)	(42,422,456)	(6,252,297)

Cash flows from financing activities:
Net changes from loans with terms of three months or less	2,017,570	1,182,383	420,940	62,039	(236,845)	1,603,323	236,300
Proceeds of loans with terms over three months	1,231,000	6,134,520	1,326,090	195,441	3,978,550	7,460,610	1,099,558
Payment of loans with terms over three months	(1,804,730)	(2,620,900)	—	—	(4,740,407)	(2,620,900)	(386,273)
Dividends paid to shareholders	(3,082,122)	(5,156,320)	(3,138,873)	(462,613)	(8,666,654)	(8,295,193)	(1,222,560)
Net amounts received/(paid) related to capital contribution from or repurchase of noncontrolling interests shareholders	42,400	(23,418)	4,874	718	84,917	(18,544)	(2,733)
Net amounts paid related to repurchase of NetEase’s ADSs/purchase of subsidiaries’ shares	(355,563)	(1,314,003)	(1,795,596)	(264,638)	(659,164)	(3,109,599)	(458,298)
Net cash used in financing activities	(1,951,445)	(1,797,738)	(3,182,565)	(469,053)	(10,239,603)	(4,980,303)	(734,006)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(31,749)	(340,829)	(187,753)	(27,671)	(88,681)	(528,582)	(77,903)

Net increase/(decrease) in cash, cash equivalents and restricted cash	12,771,611	3,830,382	(28,055,723)	(4,134,903)	3,692,171	(24,225,341)	(3,570,374)
Cash, cash equivalents and restricted cash, at the beginning of the period	45,395,483	51,491,141	55,321,523	8,153,384	54,474,923	51,491,141	7,588,855
Cash, cash equivalents and restricted cash, at end of the period	58,167,094	55,321,523	27,265,800	4,018,481	58,167,094	27,265,800	4,018,481
Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	2,184,556	1,464,650	2,487,225	366,572	3,391,111	3,951,875	582,434
Cash paid for interest expenses	64,366	78,326	25,374	3,740	161,790	103,700	15,283
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	744,596	463,033	522,371	76,988	744,596	522,371	76,988

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Games and related value-added services	22,806,459	25,712,975	25,022,788	3,687,903	46,854,466	50,735,763	7,477,527
Youdao	1,417,541	1,348,022	1,466,861	216,189	2,715,803	2,814,883	414,862
NetEase Cloud Music	1,968,729	1,981,234	1,977,472	291,443	3,827,117	3,958,706	583,441
Innovative businesses and others	1,698,935	1,549,050	1,639,425	241,621	3,322,823	3,188,475	469,923
Total net revenues	27,891,664	30,591,281	30,106,546	4,437,156	56,720,209	60,697,827	8,945,753

Cost of revenues:
Games and related value-added services	(6,792,240)	(6,482,431)	(5,973,965)	(880,453)	(14,287,502)	(12,456,396)	(1,835,846)
Youdao	(808,181)	(745,729)	(749,986)	(110,534)	(1,492,216)	(1,495,715)	(220,441)
NetEase Cloud Music	(1,258,855)	(1,247,066)	(1,237,231)	(182,345)	(2,434,632)	(2,484,297)	(366,140)
Innovative businesses and others	(979,906)	(898,983)	(928,039)	(136,777)	(1,973,971)	(1,827,022)	(269,270)
Total cost of revenues	(9,839,182)	(9,374,209)	(8,889,221)	(1,310,109)	(20,188,321)	(18,263,430)	(2,691,697)

Gross profit:
Games and related value-added services	16,014,219	19,230,544	19,048,823	2,807,450	32,566,964	38,279,367	5,641,681
Youdao	609,360	602,293	716,875	105,655	1,223,587	1,319,168	194,421
NetEase Cloud Music	709,874	734,168	740,241	109,098	1,392,485	1,474,409	217,301
Innovative businesses and others	719,029	650,067	711,386	104,844	1,348,852	1,361,453	200,653
Total gross profit	18,052,482	21,217,072	21,217,325	3,127,047	36,531,888	42,434,397	6,254,056

NOTES TO THE INTERIM FINANCIAL INFORMATION

1.	Basis of Presentation

The condensed consolidated financial information was prepared in accordance with accounting principles generally accepted in the United States of America. There were no significant changes to the significant accounting policies from the audited consolidated financial statements for the preceding fiscal year.

The financial information prepared and presented in this announcement might be different from that published and to be published by NetEase’s listed subsidiary to meet the disclosure requirements under different accounting standards requirements.

2.	Net Revenues

The following table sets forth the net revenues by type for the six months ended June 30, 2025 and 2026 (in thousands):

	For the six months ended June 30,
	2025	2026
	RMB	RMB
Games and related value-added services	46,854,466	50,735,763
Online music services	2,967,269	3,067,428
Learning services	1,260,252	1,423,084
Social entertainment services and others	859,848	891,278
Others	4,778,374	4,580,274
	56,720,209	60,697,827

3.	Income Tax

The following table sets forth the components of income tax expenses for the six months ended June 30, 2025 and 2026 (in thousands):

	For the six months ended June 30,
	2025	2026
	RMB	RMB
Current income tax	3,994,278	3,756,513
Deferred taxation	(528,378)	1,225,999
	3,465,900	4,982,512

4.	Share-based Compensation

The following table sets forth the breakdown of share-based compensation cost reported in the unaudited condensed consolidated statements of operations and comprehensive income for the six months ended June 30, 2025 and 2026 (in thousands):

	For the six months ended June 30,
	2025	2026
	RMB	RMB
Cost of revenues	525,037	510,896
Operating expenses	1,373,230	886,940
	1,898,267	1,397,836

5.	Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,
	2025	2026
Numerator (RMB in thousands):
Net income attributable to the Company’s shareholders for basic net income per share calculation	18,902,167	17,654,762
Net income attributable to the Company’s shareholders for diluted net income per share calculation	18,887,322	17,650,305

Denominator (number of shares in thousands):
Weighted average number of ordinary shares outstanding, basic	3,181,307	3,200,598
Dilutive effect of restricted share units	29,256	23,897
Weighted average number of ordinary shares outstanding, diluted	3,210,563	3,224,495

Net income per share, basic (RMB)	5.94	5.52
Net income per share, diluted (RMB)	5.88	5.47

Net income attributable to the Company’s shareholders for diluted net income per share calculation is calculated as net income attributable to the Company’s shareholders for basic net income per share calculation minus the impact of subsidiaries’ diluted earnings. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period.

6.	Dividends

The Board approved a dividend of US$0.144 per share (US$0.720 per ADS) and US$0.096 per share (US$0.480 per ADS) to holders of ordinary shares and holders of ADSs for the first and second quarter of 2026, respectively.

The Board approved a dividend of US$0.135 per share (US$0.675 per ADS) and US$0.114 per share (US$0.570 per ADS) to holders of ordinary shares and holders of ADSs for the first and second quarter of 2025, respectively.

The dividend for each quarter was paid in the following quarter. There was no significant dividend payable as of December 31, 2025 and June 30, 2026, respectively.

7.	Aging Analysis

Accounts receivable

The aging analysis of the accounts receivable, based on recognition date before allowance, is as follows (in thousands):

	December 31,	June 30,
	2025	2026
	RMB	RMB
0-3 months	4,622,891	4,916,978
3-6 months	523,661	532,298
6-12 months	224,349	322,394
Over 1 year	427,675	437,601
Less: allowance	(460,757)	(463,191)
	5,337,819	5,746,080

Accounts payable

The aging analysis of the accounts payable, based on recognition date, is as follows (in thousands):

	December 31,	June 30,
	2025	2026
	RMB	RMB
0-3 months	545,058	580,898
3-6 months	45,020	58,431
6-12 months	19,248	27,668
Over 1 year	33,838	35,266
	643,164	702,263

EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this announcement, there were no significant events that might affect the Group since the end of the Reporting Period.

CORPORATE GOVERNANCE AND OTHER INFORMATION

The Board is committed to achieving high standards of corporate governance that it believes are crucial to the Group’s development and safeguard the interests of the shareholders.

Compliance with the Corporate Governance Code

The Company’s conversion of its secondary listing status to dual-primary listing status on the Main Board of the Hong Kong Stock Exchange became effective on the HK Primary Effective Date, since which the Corporate Governance Code set forth in Part 2 of Appendix C1 to the Listing Rules has been applicable to the Company.

During the period from the HK Primary Effective Date up to the date of this announcement, the Company has adopted and complied with all applicable code provisions set out in the Corporate Governance Code.

The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code and maintain a high standard of corporate governance practices of the Company.

REVIEW OF INTERIM RESULTS

The audit committee comprises three independent directors. The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters, including the review of the unaudited interim financial information. There is no disagreement between the Board and the audit committee regarding the accounting treatment adopted by the Company.

The interim results for the six months ended June 30, 2026 have not been audited but have been reviewed by PricewaterhouseCoopers, the auditor of the Company, in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

On November 20, 2025, the Company announced the extension of its previously approved share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market or other transactions for an additional 36 months until January 9, 2029. During the Reporting Period, approximately 2.8 million ADSs (representing 14.0 million ordinary shares) had been repurchased under this program on the Nasdaq for a total cost of US$324.1 million. As of June 30, 2026, approximately 24.9 million ADSs had been repurchased under this program for a total cost of US$2.3 billion.

The extent to which NetEase repurchases its ADSs and its ordinary shares depends upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

Details of the repurchase information on the Nasdaq during the Reporting Period are as follows:

	Number of ordinary shares underlying	Price paid per ordinary share		Aggregate
Month of Repurchase	the repurchased ADSs	Highest	Lowest	consideration paid
		(US$)	(US$)	(US$, in millions)
February	1,665,725	24.15	22.60	39.0
March	4,058,600	23.99	21.85	92.9
April	4,188,930	23.84	21.76	94.9
May	3,037,365	25.00	21.24	70.9
June	1,085,310	25.00	23.77	26.4
Total	14,035,930			324.1

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed (including sale of treasury shares) on the Hong Kong Stock Exchange or Nasdaq during the Reporting Period.

DIVIDEND

The Board approved a dividend of US$0.096 per share (US$0.480 per ADS) for the second quarter of 2026 to holders of ordinary shares and holders of ADSs as of the close of business on September 3, 2026, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on September 3, 2026 (Beijing/Hong Kong Time). The payment date is expected to be September 15, 2026 for holders of ordinary shares and on or around September 18, 2026, for holders of ADSs.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its Board and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the website of the Hong Kong Stock Exchange at www.hkexnews.hk and the website of the Company at http://ir.netease.com. The interim report for the Reporting Period will be published on the aforesaid websites of the Hong Kong Stock Exchange and the Company and will be dispatched to the shareholders (if requested) in due course.

DEFINITIONS

“ADSs”	American Depositary Shares (each representing five ordinary shares)

“Board”	the board of directors of the Company

“China” or the “PRC”	the People’s Republic of China

“Company”	NetEase, Inc., a company incorporated under Cayman Islands laws, and listed on both the Nasdaq Global Select Market under the symbol “NTES” and the Main Board of the Hong Kong Stock Exchange under the stock code “9999”

“Corporate Governance Code”	the Corporate Governance Code set out in Appendix C1 to the Listing Rules

“GAAP” or “U.S. GAAP”	accounting principles generally accepted in the United States of America

“Group”	the Company and its subsidiaries and consolidated entities from time to time

“HK Primary Effective Date”	June 30, 2026, the date on which the Company’s conversion to “dual-primary listing” status in Hong Kong became effective

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“NetEase Cloud Music”	NetEase Cloud Music Inc., a company incorporated under Cayman Islands laws, and listed on the Hong Kong Stock Exchange under the stock code “9899” in December 2021 and a majority-controlled subsidiary of the Company

“Reporting Period”	six months ended June 30, 2026

“Youdao”	Youdao, Inc., a company incorporated under Cayman Islands laws, and listed on The New York Stock Exchange under the symbol “DAO” in October 2019 and a majority-controlled subsidiary of the Company

By Order of the Board
NetEase, Inc.
Mr. William Lei Ding
Director

Hong Kong, August 20, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Grace Tang, Ms. Alice Cheng, Mr. Joseph Tong, Mr. Michael Leung and Mr. Johnny Chan as the independent directors.